POLYMET MINING CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

Years ended December 31, 2020 and 2019

PolyMet Mining Corp. Management Discussion and Analysis For the Years Ended December 31, 2020 and 2019 Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

General

The following information, prepared as at March 18, 2021 should be read in conjunction with the audited consolidated financial statements of PolyMet Mining Corp. and its subsidiaries (together "PolyMet" or the "Company") for the years ended December 31, 2020 and 2019 and related notes attached thereto, which are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").  All amounts are expressed in United States ("U.S.") dollars unless otherwise indicated.

Effective August 26, 2020, the Company completed a consolidation of its common shares at a ratio of ten pre-consolidation common shares for one post-consolidation common share. As a result of the consolidation, shares issuable pursuant to the Company's outstanding options, warrants, restricted share units and other convertible securities were proportionally adjusted on the same basis. All common share numbers, numbers of shares issuable under options, warrants and restricted share units and related per share amounts in these consolidated financial statements have been retrospectively adjusted to reflect the share consolidation.

Cautionary Note Regarding Forward Looking Statements

This Management Discussion and Analysis ("MD&A") contains "forward-looking statements" within the meaning of applicable Canadian securities legislation and Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934.

Forward-looking statements are not, and cannot be, a guarantee of future results or events. Forward looking statements are based on, among other things, opinions, assumptions, estimates and analyses that are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking statement.

All statements in this MD&A that address events or developments that PolyMet expects to occur in the future are forward-looking statements and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. These forward-looking statements include, but are not limited to, PolyMet's objectives, strategies, intentions, expectations, production, costs, capital and exploration expenditures, including estimated economics of future financial and operating performance. All forward-looking statements in this MD&A are qualified by this cautionary note.

The material factors or assumptions applied in drawing the conclusions or making forecasts or projections set in the forward-looking statements include, but are not limited to:

  various economic assumptions, in particular, metal price estimates;
  certain operational assumptions, including mill recovery, operating scenarios;
  construction schedules and timing issues; and
  assumptions concerning timing and certainty regarding the environmental review and permitting process.

The risks, uncertainties, contingencies and other factors that may cause actual results and events to differ materially from those expressed or implied by the forward-looking statement may include, but are not limited to, risks generally associated with the mining industry, such as: economic factors (including future commodity prices, currency fluctuations, inflation rates, energy prices and general cost escalation); uncertainties related to the development of the NorthMet Project; dependence on key personnel and employee relations; risks relating to political and social unrest or change, operational risk and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks; failure of plant, equipment, processes, transposition and other infrastructure to operate as anticipated; compliance with governmental and environmental regulations, including permitting requirements; the outcome of ongoing litigation in connection with PolyMet's permits for the NorthMet Project; the potential impact of COVID-19 on PolyMet, as well as other factors identified and as described in more detail under the heading "Risk Factors" in Item 5 of the Annual Information Form. The list is not exhaustive of the factors that may affect the forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities PolyMet will derive therefrom. The forward-looking statements reflect the current expectations regarding future events and operating performance and speak only as of the date hereof and PolyMet does not assume any obligation to update the forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

PolyMet Mining Corp. Management Discussion and Analysis For the Years Ended December 31, 2020 and 2019 Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Cautionary Note to United States Readers Regarding Resource and Reserve Estimates

Mineral reserves and mineral resources presented in this MD&A have been estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), as required by Canadian securities regulatory authorities. In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources ("CIM") adopted by the Canadian Institute of Mining, Metallurgy and Petroleum.

The United States Securities and Exchange Commission ("SEC") has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended. These amendments became effective February 25, 2019 (the "SEC Modernization Rules") with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 ("Guide 7"), which will be rescinded from and after the required compliance date of the SEC Modernization Rules. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system ("MJDS"), the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101. However, if the Company either ceases to be a "foreign private issuer" or ceases to be entitled to file reports under the MJDS and the CIM Definition Standards, then the Company will be required to provide disclosure on its mineral properties under the SEC Modernization Rules. Accordingly, United States investors are cautioned that the disclosure the Company provides on its mineral properties in this annual report on Form 40-F and under its continuous disclosure obligations under the Exchange Act may be different from the disclosure that the Company would otherwise be required to provide as a U.S. domestic issuer or a non-MJDS foreign private issuer under the SEC Modernization Rules.

The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are substantially similar to the corresponding terms under the CIM.  As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured", "indicated" and "inferred" mineral resources. In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be substantially similar to the corresponding CIM definitions, as required by NI 43-101.

United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, United States investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" of PolyMet are or will be economically or legally mineable. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

PolyMet Mining Corp. Management Discussion and Analysis For the Years Ended December 31, 2020 and 2019 Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Summary of Business

PolyMet is a TSX and NYSE American listed Issuer engaged in the exploration and development of natural resource properties.  The Company's primary mineral property and principal focus is the commercial development of its NorthMet Project ("NorthMet" or "Project"), a polymetallic project in northeastern Minnesota, United States of America, which hosts copper, nickel, cobalt, gold, silver and platinum group metal mineralization.

The NorthMet ore body is at the western end of a series of known copper-nickel-precious metals deposits in the Duluth Complex, one of the largest undeveloped mineral resources in the world.  An updated technical report and feasibility study published in March 2018 confirmed the technical and economic viability, positioning NorthMet as the most advanced of the four large scale deposits in the Duluth Complex: namely, from west to east, NorthMet, Mesaba, Serpentine and Maturi.

The Company acquired a former taconite processing facility in 2005 which is located about six miles west of the NorthMet ore body and comprises a crushing and milling facility, railroad and access rights connecting the plant site to the NorthMet ore body, tailings storage facilities, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices and lands to the east and west of the existing tailings storage facilities.

PolyMet completed a land exchange with the U.S. Forest Service ("USFS") on June 28, 2018 and now controls approximately 30 square miles of contiguous surface rights stretching from west of the processing facility to east of the proposed East Pit at NorthMet.

PolyMet received its Permit to Mine from the State of Minnesota on November 1, 2018, a crucial permit for construction and operation of the Project.  The Minnesota Department of Natural Resources ("MDNR") issued all other permits for which the Company applied including dam safety, water appropriations, endangered and threatened species takings, and public waters work permits, along with Wetlands Conservation Act approval.  In addition, PolyMet received air and water permits from the Minnesota Pollution Control Agency ("MPCA") on December 18, 2018 and the federal Record of Decision ("ROD") and Section 404 Wetlands Permit from the U.S. Army Corps of Engineers ("USACE") on March 21, 2019, which was the last key permit or approval needed to construct and operate the Project.  Legal challenges contesting various aspects of the MDNR, MPCA, and USACE decisions are ongoing and have led to court rulings that have delayed the Project timeline.  Those legal challenges that have reached a final determination have been in favor of the Company.

PolyMet Mining Corp. Management Discussion and Analysis For the Years Ended December 31, 2020 and 2019 Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

See additional discussion below.

Summary of Recent Events and Outlook

Highlights and Recent Events

The Company received all key permits and approvals required to construct and operate NorthMet (subject to the ongoing legal challenges summarized below under "Environmental Review and Permitting") and secured title to the surface rights over and around the NorthMet mineral rights.  PolyMet also completed geotechnical investigations, implemented its environmental management system and strengthened its financial position.

More specifically:

  In February 2021, the Minnesota Supreme Court overturned a decision by the Court of Appeals that had remanded the air permit back to the MPCA.  The Supreme Court ruled in favor of the Company on the most significant legal issue and returned the case to the Court of Appeals to resolve a limited number of items the lower court had not specifically addressed in its original decision.  This resolution is anticipated during the second or third quarter of 2021;
  In November 2019, mineral resources and reserves for the NorthMet deposit were updated based on results of the 2018-2019 drilling program resulting in a Proven and Probable Reserve increase of 14% to 290 million tons and a Measured and Indicated Resource increase of 22% to 795 million tons;
  In June 2019, a $265.0 million rights offering was completed with the proceeds used to fully repay outstanding debt and strengthen the Company's financial position.  The rights offering resulted in  Glencore, AG ("Glencore") owning 71.6% of the Company's issued shares;
  In March 2019, the federal ROD and wetlands permit were received from the USACE, which was the last key permit or approval needed to construct and operate the Project; and
  As noted in the "Environmental Review and Permitting" section below, a number of challenges have been filed contesting various aspects of federal and state permitting decisions.  The Company continues to litigate these challenges and has received favorable decisions in all final rulings to date.

Net cash used in operating and investing activities during 2020 was $26.532 million.  Primary activities during the period related to studies and evaluation of the NorthMet Project, maintaining existing infrastructure, site monitoring and compliance, legal defense of permits, financing and general corporate purposes.

Goals and Objectives for the Next Twelve Months

PolyMet's objectives include:

  Successfully defend against legal challenges to permits;
  Maintain political, social and regulatory support for the Project; and
  Continue engineering and optimization of the Project.

The Company is in discussions with various sources of debt and equity financing sufficient to fund ongoing permit litigation, Project optimization and construction.  Construction and ramp-up to commercial production is anticipated to take approximately thirty months from receipt of construction funding.  As noted in the "Environmental Review and Permitting" section below, legal challenges contesting various aspects of the MDNR, MPCA, and USACE decisions are ongoing and have led to court rulings which adversely affect the Project timeline; however, the Company continues to make preparations to act on those permits as appropriate and assuming positive legal outcomes.

PolyMet Mining Corp. Management Discussion and Analysis For the Years Ended December 31, 2020 and 2019 Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

See additional discussion in the sections below.

Detailed Description of Business

Asset Acquisition

In November 2005, the Company acquired from Cliffs Erie LLC, a subsidiary of Cleveland-Cliffs Inc. (together "Cliffs"), a former taconite processing facility located approximately six miles west of the NorthMet deposit which includes crushing and milling equipment, plant site buildings, real estate, tailings storage facilities and mine workshops, as well as access to extensive mining infrastructure including roads, rail, water and power.

Plans are to refurbish, reactivate and, as appropriate, update the crushing, concentrating and tailings storage facilities to produce concentrates containing copper, nickel, cobalt and precious metals - platinum, palladium, gold and silver.  Once commercial operations are established, the Company may install an autoclave to upgrade nickel concentrates to produce a nickel-cobalt hydroxide and a precious metals precipitate.

In December 2006, additional property and associated rights were acquired from Cliffs sufficient to provide a railroad connection linking the NorthMet deposit and processing facilities.  The transaction also included railcars, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices and land to the east and west of the existing tailings storage facilities.

PolyMet indemnified Cliffs for reclamation and remediation associated with the property under both transactions and long-term mitigation plans are included in the Company's environmental rehabilitation provision.

In June 2018, the Company acquired surface rights over the NorthMet deposit through a land exchange with the USFS using land the Company previously owned.  With the exchange, PolyMet has total surface rights, including ownership and other use and occupancy rights, to approximately 30 square miles of land including the land at the mine and processing sites, the transportation corridor connecting those sites and buffer lands.

Mineral rights in and around the NorthMet orebody are held through mineral leases with RGGS Land & Minerals Ltd., L.P. ("RGGS") and LMC Minerals ("LMC").  The RGGS lease covers 5,123 acres.  Provided the Company continues to make annual lease payments, the lease period continues until June 12, 2048 with an option to extend the lease for up to five additional ten-year periods on the same terms and further extend as long as there are commercial mining operations.  The LMC lease covers 120 acres that are encircled by the RGGS property.  Provided the Company continues to make annual lease payments, the lease period continues until December 1, 2028 with an option to extend the lease for up to four additional five-year periods on the same terms.  Lease payments to both lessors are considered advance royalty payments and will be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return per ton received by the Company.

Feasibility Study, Mineral Resources and Mineral Reserves

PolyMet published an updated Technical Report under NI 43-101 on the NorthMet Project dated March 26, 2018 (the "Technical Report") incorporating process improvements, project improvements and environmental controls described in the Final Environmental Impact Statement ("EIS") and draft permits.  The update also included detailed capital costs, operating costs and economic valuations for the mine plan being permitted.  Preliminary economic assessments for higher production scenarios were also presented.  Proven and Probable mineral reserves were estimated to be 254.7 million short tons grading 0.294% copper, 0.084% nickel, 80 ppb platinum, 268 ppb palladium, 39 ppb gold, 74.42 ppm cobalt, and 1.06 ppm silver.  These mineral reserves lie within Measured and Indicated mineral resources of an estimated 649.3 million short tons grading 0.245% copper, 0.074% nickel, 65 ppb platinum, 221 ppb palladium, 33 ppb gold, 71 ppm cobalt, and 0.91 ppm silver.  See additional details in the Company's most recent Annual Information Form or the Technical Report, both filed on SEDAR and EDGAR.

PolyMet Mining Corp. Management Discussion and Analysis For the Years Ended December 31, 2020 and 2019 Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

In November 2019, PolyMet published an updated Mineral Resource and Reserve statement which increased Proven and Probable mineral reserves by 14% to 290 million short tons grading 0.288% copper, 0.083% nickel, 75 ppb platinum, 264 ppb palladium, 39 ppb gold, 73.95 ppm cobalt and 1.06 ppm silver.  These mineral reserves lie within Measured and Indicated mineral resources of an estimated 795.2 million short tons grading 0.234% copper, 0.071% nickel, 62 ppb platinum, 214 ppb palladium, 31 ppb gold, 69 ppm cobalt and 0.87 ppm silver.  The mineral reserve estimates are based on metal prices of $2.91 per pound copper, $5.54 per pound nickel, $28.82 per pound cobalt, $1,058 per ounce palladium, $889 per ounce platinum, $1,274 per ounce gold and $16.19 per ounce silver.  The mineral resource estimates are based on metal prices of $3.34 per pound copper, $6.37 per pound nickel, $33.14 per pound cobalt, $1,216 per ounce palladium, $1,023 per ounce platinum, $1,465 per ounce gold and $18.62 per ounce silver.  Metal recovery factors were applied to each metal based on recovery curves developed.  The net smelter return cutoff was set at $7.98 per ton for mineral reserves and $6.34 per ton for mineral resources and include processing, general and administrative, and water treatment costs.

Environmental Review and Permitting

In November 2015, the MDNR, USACE, and USFS published the Final Environmental Impact Statement and in March 2016, the MDNR issued its decision that the Final EIS met the requirements under the Minnesota Environmental Policy Act.

In November 2018, the Company received all final MDNR permits for which the Company had applied, including the Permit to Mine, dam safety, water appropriations, endangered and threatened species takings, and public waters work permits, along with Wetlands Conservation Act approval.

In December 2018, the Company received all final MPCA permits for which the Company had applied, including the water quality permit, air emission quality permit, and Section 401 Certification.

In March 2019, the Company received the federal ROD and Section 404 Wetlands Permit from the USACE, which was the last key permit or approval needed to construct and operate the Project.  In September 2019, two lawsuits were filed in Minnesota federal court challenging the USACE permits. In one case, the Environmental Protection Agency in March 2021 sought and received a voluntary remand to conduct a 90-day review of downstream water quality under section 401(a)(2) of the Clean Water Act and supplement the record. Because EPA’s downstream water quality determination is a prerequisite for the Company’s federal section 404 wetlands permit, the USACE subsequently notified the Company it had suspended the permit for the duration of EPA’s review.

Legal challenges were filed in the Minnesota Court of Appeals contesting various aspects of the MDNR and MPCA decisions.  PolyMet is a co-respondent in all suits.

  During 2019, the Court of Appeals ruled in favor of PolyMet in two state court actions, one which sought to force a supplemental environmental review and the other which challenged the rules used to permit the Project.  These rulings are final.
  In June 2019, the Court of Appeals transferred challenges to the MPCA water quality permit to Ramsey County District Court for the limited purpose of an evidentiary hearing.  In September 2020, the District Court found that PolyMet's water quality permit was issued with proper procedures; the ruling will be incorporated into the broader challenge to that permit currently pending before the Court of Appeals.  The case is not expected to be heard until after the Permit to Mine and dam safety permit case currently pending before the Minnesota Supreme Court is decided.
  In January 2020, the Court of Appeals remanded the Permit to Mine and dam safety permits to the MDNR for a contested case hearing.  The Company and MDNR successfully petitioned the Minnesota Supreme Court to review that decision.  The Company cannot act on the MDNR permits until the Supreme Court rules on the case.  This is anticipated during the first or second quarter of 2021.

PolyMet Mining Corp. Management Discussion and Analysis For the Years Ended December 31, 2020 and 2019 Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

  In March 2020, the Court of Appeals remanded the air permit to the MPCA with instructions to provide more information to the court in support of its decision to issue the permit.  In February 2021, the Minnesota Supreme Court overturned the decision by the Court of Appeals to remand the air permit back to the MPCA.  The Supreme Court ruled in favor of the Company on the most significant legal issue and returned the case to the Court of Appeals to resolve a limited number of items the lower court had not specifically addressed in its original decision.  This resolution is anticipated during the second or third quarter of 2021.

USFS Land Exchange

In January 2017, the USFS issued its Final ROD authorizing the land exchange.  In June 2018, the Company and USFS exchanged titles to federal and private lands, completing the land exchange giving the Company control over both surface and mineral rights in and around the NorthMet ore body and consolidating the Superior National Forest's land holdings in northeast Minnesota.

Four legal challenges were filed contesting various aspects of the land exchange Final ROD.  Motions were filed by PolyMet to dismiss each of these suits for lack of standing.  On October 1, 2019, the U.S. District Court for the District of Minnesota dismissed all lawsuits challenging the land exchange Final ROD. These rulings were not appealed and stand as final.

Financing Activities

Glencore Financing

Since October 2008, the Company and Glencore have entered into a series of financing agreements resulting in the following financial interests as at December 31, 2020:

  Equity - 72,008,404 common shares of the Company acquired between 2009 and 2019;
  Convertible debt - $23.0 million initial principal unsecured convertible debentures due March 31, 2023; and
  Promissory note - $15.0 million initial principal note due December 31, 2021.

On March 22, 2019, the Company entered into an extension agreement with Glencore with respect to the secured convertible and non-convertible debt set to mature on March 31, 2019.  Glencore agreed to extend the maturity date of the debt to June 30, 2019 to provide the Company time to complete a rights offering, fully backstopped by Glencore, to raise sufficient funds to repay all outstanding debt (see Rights Offering below).  In connection with the extension agreement, the Company issued 6,458,001 purchase warrants to Glencore with an expiration date of March 31, 2024 and an exercise price of $0.7368, which was approved by the NYSE American and TSX.  In addition, the Company agreed to extend the expiration date of the convertible debt exchange warrant to the earlier of March 31, 2020 or the date on which the convertible debt is fully repaid, which occurred on June 28, 2019.

On June 28, 2019, Glencore purchased 430,521,941 common shares under its standby commitment under the rights offering in addition to the 196,726,042 common shares purchased under its rights.  See below for proceeds usage from the Rights Offering.

On August 7, 2019, the Company issued to Glencore a promissory note in the amount of $15.0 million with proceeds to be used for general corporate purposes.  The promissory note bears interest at three month U.S. dollar LIBOR plus 6.0% and is payable on the earlier of (i) December 31, 2021 or (ii) the availability of at least $100 million of debt or equity financing, on which date all principal and interest accrued to such date will be due and payable.

PolyMet Mining Corp. Management Discussion and Analysis For the Years Ended December 31, 2020 and 2019 Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

On March 17, 2020, the Company agreed to issue unsecured convertible debentures to Glencore in four tranches with a total minimum principal amount of $20.0 million and total maximum principal amount of $30.0 million, the amount of each tranche to be determined jointly by the Company and Glencore. The debentures are due on the earlier of March 31, 2023 or upon US$100 million of Project financing.  Interest will accrue on the unsecured debentures at 4% per annum on the balance drawn and the principal amount of the debentures is convertible into common shares of the Company at a conversion price equal to $2.223.  The first tranche in the amount of $7.0 million was issued on March 18, 2020, the second tranche in the amount of $7.0 million was issued on June 23, 2020 and the third tranche in the amount of $9.0 million was issued on September 30, 2020.  The final tranche of $7.0 million was issued subsequent to year end on January 28, 2021.

Rights Offering

On May 24, 2019, the Company filed a prospectus for an offering of rights to holders of common shares of the Company to raise up to $265.0 million in gross proceeds ("Rights Offering").  Every shareholder received one right ("Right") for each common share owned on June 3, 2019, the Record Date, and each Right entitled the holder to acquire 2.119069 new common shares of the Company at $0.3881 per share. This offering of Rights expired on June 26, 2019.

Under the terms of a Standby Purchase Agreement, Glencore agreed to purchase any common shares not subscribed for by holders of Rights, subject to certain conditions.  As the Rights Offering was not fully subscribed, Glencore purchased 430,521,941 common shares under its standby commitment in addition to the 196,726,042 common shares purchased under its Rights which resulted in Glencore owning 71.6% of the Company's issued shares.

Upon closing of the Rights Offering on June 28, 2019, the Company issued a total of 682,813,838 common shares for gross proceeds of $265.0 million.  Expenses and fees relating to the Rights Offering were $11.953 million, including a $7.690 million standby commitment fee paid to Glencore, and reduced the gross proceeds recorded as share capital.  Closing of the Rights Offering triggered customary anti-dilution provisions for outstanding warrants, share options, and unissued restricted share units.  Proceeds of the Rights Offering were used to repay the convertible debt of $59.881 million owed to Glencore and non-convertible debt of $190.436 million owed to Glencore.  The Company and Glencore agreed to net settle its Rights Offering subscription amount of $243.435 million against the debt amounts owed.

The Rights Offering prospectus stated that the proceeds of the Rights Offering were to be used as follows: (a) repayment of the Glencore debt upon closing of the Rights Offering at a cost of approximately $251.310 million (b) payment of rights offering standby fee to Glencore at a cost of approximately $7.690 million, and (c) payment of other rights offering expenses at a cost of approximately $6.0 million.

As at December 31, 2019, approximate proceeds usage from the Rights Offering were as follows:

Purpose	Planned	Actual To Date	Variance
Rights Offering Proceeds	265,000	265,000	-
Repay Glencore Debt	(251,310)	(250,318)	992	(1)
Rights Offering Standby Fee	(7,690)	(7,690)	-
Rights Offering Expenses & General Corporate Purposes	(6,000)	(6,992)	(992)
TOTAL	-	-	-

(1) Rights offering closed and debt repaid sooner than planned due to expedited Hart-Scott-Rodino approval.

PolyMet Mining Corp. Management Discussion and Analysis For the Years Ended December 31, 2020 and 2019 Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Other Financing

During 2020, the Company issued nil common shares (2019 - 40,017 shares) pursuant to the exercise of share options for proceeds of $nil (2019 - $0.274 million).

During 2020, the Company issued nil common shares (2019 - 7,875 shares) to maintain land purchase options with the shares valued at $nil (2019 - $0.046 million).

On June 24, 2020, shareholders approved the proposed consolidation of the issued and outstanding common shares of the Company on the basis of up to ten (10) pre-consolidation shares for every one (1) post-consolidation share and further authorized the Board of Directors to determine when and if to effect such consolidation.  Effective August 26, 2020, the Company completed the consolidation at a ratio of ten pre-consolidation common shares for one post-consolidation common share.

Summary of Quarterly Results

	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019
Loss from operations	(3,992)	(4,296)	(6,582)	(5,207)	(2,818)	(1,287)	(1,021)	(2,744)
Other income (expense)	(37)	955	531	(2,202)	(46,779)	(291)	111	(3,074)
Loss for the period	(4,029)	(3,341)	(6,051)	(7,409)	(49,597)	(1,578)	(910)	(5,818)
Loss for the period ($/share) (1)	(0.04)	(0.03)	(0.06)	(0.07)	(0.49)	(0.02)	(0.03)	(0.18)
Cash (used in) provided by operating activities	(4,239)	(3,976)	(6,156)	(3,569)	(2,393)	(1,415)	1,640	(1,897)
Cash (used in) provided by financing activities	(119)	9,000	6,915	6,888	-	14,997	2,713	62
Cash used in investing activities	(1,907)	(1,682)	(2,450)	(2,553)	(5,189)	(4,749)	(4,488)	(5,721)

(1) Loss per share amounts may not reconcile due to rounding differences and share issuances during the year.

The loss for the period includes share-based compensation for the period ended:

December 31, 2020 - $0.361 million December 31, 2019 - $0.140 million

September 30, 2020 - $0.322 million September 30, 2019 - $0.120 million

June 30, 2020 - $0.648 million June 30, 2019 - $0.109 m4134illion

March 31, 2020 - $0.511 million March 31, 2019 - $1.189 million

Results fluctuate from period to period based on NorthMet development, corporate activities, and non-cash items.  Additional discussion of significant items is included below.

Three months ended December 31, 2020 compared to three months ended December 30, 2019

Focus during the current year period was on legal defense of Project permits, engineering and optimization opportunities, site monitoring and permit compliance, and maintenance of existing infrastructure.

a) Loss for the Period:

During the current year period, the Company incurred a loss of $4.029 million ($0.04 per share) compared to a loss of $49.597 million ($0.49 per share) during the prior year period.  The decreased loss was due to a $47.168 million non-cash asset impairment in the prior year related to Mineral PP&E.

PolyMet Mining Corp. Management Discussion and Analysis For the Years Ended December 31, 2020 and 2019 Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

b) Cash Flows for the Period:

Cash used in operating activities during the current year period was $4.239 million compared to cash used during the prior year period of $2.393 million.  The increase was primarily due to cash used on additional studies and further evaluation of the mineral resource and changes in working capital.

Cash used in financing activities during the current year period was $0.119 million compared to cash used during the prior year period of $nil.

Cash used in investing activities during the current year period was $1.907 million compared to cash used during the prior year period of $5.189 million.  The decrease was primarily due to lower capitalized spend following receipt of permits in March 2019 as the Company awaits resolution of legal challenges to permits.

Including the effect of foreign exchange, cash decreased during the current year period by $6.263 million to $3.554 million compared to the prior year period where cash decreased by $7.594 million to $7.401 million for the reasons noted above.

c) Capital Expenditures for the Period:

During the current year period, mineral property, plant, and equipment costs were capitalized in the amount of $1.164 million as compared to $3.813 million during the prior year period.  The decrease was primarily due to lower capitalized spend as noted above.

Selected Annual Financial Information

For the Year Ended	December 31, 2020	December 31, 2019	December 31, 2018
Revenue	-	-	-
Net loss	(20,830)	(57,903)	(15,043)
Basic and diluted loss per share	(0.21)	(0.86)	(0.47)
Total Assets	460,714	457,315	485,629
Convertible and non-convertible debt	35,376	15,501	235,467
Total Shareholders' Equity	369,639	384,140	185,042

Year ended December 31, 2020 compared to year ended December 31, 2019

Focus during 2020 was on legal defense of Project permits, engineering and optimization opportunities, site monitoring and permit compliance, maintenance of existing infrastructure and financing.

a) Loss for the Year:

During 2020, the Company incurred a loss of $20.830 million ($0.21 per share) compared to a loss of $57.903 million ($0.86 per share) during 2019.  The decreased loss was primarily due to a $47.168 million non-cash asset impairment during 2019 related to Mineral PP&E partially offset by $10.811 million for additional studies and further evaluation of the mineral resource.

b) Cash Flows for the Year:

Cash used in operating activities during 2020 was $17.940 million compared to cash used during 2019 of $4.472 million.  The increase was primarily due to cash used on additional studies and further evaluation of the mineral resource and changes in working capital.

Cash provided by financing activities during 2020 was $22.684 million compared to cash provided during 2019 of $17.772 million.  The increase was due to convertible debenture funding in the current year period compared with rights offering proceeds, debenture repayment, and non-convertible debenture funding in the prior year period.

PolyMet Mining Corp. Management Discussion and Analysis For the Years Ended December 31, 2020 and 2019 Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Cash used in investing activities during 2020 was $8.592 million compared to cash used during 2019 of $19.740 million.  The decrease was primarily due to lower capitalized spend following receipt of permits in March 2019 as the Company awaits resolution of legal challenges to permits.

Including the effect of foreign exchange, cash decreased during 2020 by $3.847 million to $3.554 million compared to 2019 where cash decreased $6.456 million to $7.401 million for the reasons noted above.

c) Capital Expenditures for the Year:

During 2020, mineral property, plant, and equipment costs were capitalized in the amount of $7.923 million as compared to $34.702 million during 2019.  The decrease was primarily due to lower capitalized spend as noted above and lower capitalized borrowing costs.

Year ended December 31, 2019 compared to year ended December 31, 2018

Focus during 2019 was on litigation defense of NorthMet permits, Project engineering and optimization, site monitoring and permit compliance, maintenance of existing infrastructure and financing.

a) Loss for the Year:

During 2019, the Company incurred a loss of $57.903 million ($0.09 loss per share) compared to a loss of $15.043 million ($0.05 loss per share) during 2018.  The increased net loss was primarily due to a $47.168 million non-cash asset impairment during 2019 related to Mineral PP&E.

b) Cash Flows for the Year:

Cash used in operating activities during 2019 was $4.472 million compared to cash used during 2018 of $5.802 million. The variance was primarily due to changes in working capital balances.

Cash provided by financing activities during 2019 was $17.772 million compared to cash provided during 2018 of $70.088 million. The decrease is primarily due to lower expenditures requiring less funding during 2019.

Cash used in investing activities during 2019 was $19.740 million compared to cash used during 2018 of $57.353 million. The decrease was primarily due to a $10.0 million contribution to the environmental rehabilitation trust required under the Permit to Mine and a $21.055 million purchase of wetland credits required by the USACE 404 Wetlands Permit during 2018.

Including the effect of foreign exchange, total cash on hand decreased during 2019 by $6.456 million to $7.401 million compared to 2018 where cash increased $6.926 million to $13.857 million for the reasons noted above.

c) Capital Expenditures for the Year:

During 2019, mineral property, plant, and equipment costs were capitalized in the amount of $34.702 million as compared to $41.797 million during 2018.  The decrease was primarily related to lower capitalized borrowing costs following repayment during the rights offering.  The Company capitalized $0.195 million of intangibles during 2019 compared to $21.055 million during 2018.  The decrease was due to purchase of wetland credits during 2018 as required by the USACE 404 Wetlands Permit issued in March 2019.

PolyMet Mining Corp. Management Discussion and Analysis For the Years Ended December 31, 2020 and 2019 Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Liquidity and Capital Resources

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over financial assets due at any point in time.

In the normal course of business, the Company enters into contracts that give rise to firm commitments for future minimum payments.  In addition to items described elsewhere in these financial statements, the following table summarizes the Company's contractual obligations as at December 31, 2020:

Contractual Obligations	Carrying Value	Contractual Cash flows	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Accounts payable and accruals	$3,392	$3,392	$2,755	$637	$-	$-
Lease liability	557	659	145	297	217	-
Promissory note	16,629	16,919	16,919	-	-	-
Promissory note	18,747	24,056	-	24,056	-	-
Firm commitments	-	436	64	284	88	-
Total	$39,325	$45,462	$19,883	$25,274	$305	$-

The Company is involved in various claims, litigation and other matters arising in the ordinary course and conduct of business. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company's belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  As a result of the assessment, no significant contingent liabilities were recorded as at December 31, 2020.

Given the ongoing development of the Project, the Company has experienced recurring losses from operations and net cash outflows for operating and investing activities, which are expected to continue until the Project is constructed and operational.  As at December 31, 2020, the Company had cash of $3.554 million, a working capital deficiency of $15.241 million and an agreement with Glencore to issue unsecured convertible debentures to Glencore in four tranches with a total minimum principal amount of $20.0 million and total maximum principal amount of $30.0 million, the amount of each tranche to be determined jointly by the Company and Glencore.  As of December 31, 2020, the Company had issued $23.0 million of convertible debentures to Glencore under this agreement.  The final tranche of $7.0 million was issued subsequent to year end on January 28, 2021.

The Company believes it is probable it will continue to receive funding from Glencore or other financing sources, including funding from the issuance of unsecured convertible debentures, allowing the Company to satisfy future financial obligations, complete development of the Project and to conduct future profitable operations.  Management's belief is based upon the underlying value of the Project, progress on obtaining and maintaining permits, ongoing discussions with potential financiers and the majority shareholder relationship with Glencore.  Glencore has committed to provide financial support to enable the Company to continue its business operations for the next twelve months from the date of the consolidated financial statements.  See additional discussion in the "Financing Activities" section above.

The Company is in discussions with various sources of debt and equity finance sufficient to fund ongoing permit litigation, Project optimization and construction.  Construction and ramp up to commercial production is anticipated to take approximately thirty months from receipt of construction funding.

In late December 2019, a novel coronavirus ("COVID-19") was identified and subsequently spread worldwide.  On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a pandemic creating an unprecedented global health and economic crisis.  COVID-19's impact on global markets has been significant.  The duration and magnitude of COVID-19's effects on the economy, movement of goods and services, the copper market, and on the Company's financial and operational performance remains uncertain at this time.  As of the date of these statements, there has not been any direct impact on the Company's operations as a result of COVID-19.

PolyMet Mining Corp. Management Discussion and Analysis For the Years Ended December 31, 2020 and 2019 Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

The Company will continue to closely monitor the potential impact of COVID-19 on its business.  Should the duration, spread or intensity of the COVID-19 pandemic deteriorate in the future, there could be a potentially material and negative impact on the Company's business, including the market for its securities, the ability to raise capital, and the valuation of its non-financial assets including mineral property, plant and equipment and intangibles due to sustained decreases in metal prices.  Impacts from COVID-19 could also include a temporary cessation of operations due to a localized outbreak amongst Company personnel or in the Company's supply chain.

Financial Instruments and Risk Management

Fair Value Measurements

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1 -	Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 -	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3 -	Inputs for the asset or liability that are not based on observable market data.

Financial instruments measured at fair value subsequent to recognition include restricted deposits measured at fair value through profit or loss using Level 1 inputs resulting in a carrying value of $12.401 million (2019 - $10.640 million), amounts receivable measured at fair value through profit or loss using Level 3 inputs resulting in a carrying value of $2.382 million (2019 - $2.176 million) and accruals for expected payments to settle restricted share units measured at fair value through profit or loss using Level 2 inputs resulting in a carrying value of $0.772 million (2019 - $0.125 million).

The fair values of the convertible debt and promissory note approximate the carrying amount at amortized cost using the effective interest method.  The fair values of other financial assets and other financial liabilities approximate their carrying amounts due to their short-term nature.

Risks Arising from Financial Instruments and Risk Management

The Company's activities expose it to a variety of financial risks: market risk (including currency and interest rate), credit risk, and liquidity risk.  Reflecting the current stage of development of the Company's Project, the overall risk management program focuses on facilitating the Company's ability to continue as a going concern and seeks to minimize potential adverse effects on the Company's ability to execute its business plan.

Risk management is the responsibility of executive management.  Material risks are identified and monitored and are discussed with the Audit Committee and the Board of Directors.

Currency Risk

The Company incurs expenditures in Canada and the United States.  The functional and reporting currency of the Company and its subsidiary is the U.S. dollar.  Foreign exchange risk arises because the amount of Canadian dollar cash, amounts receivable, or accounts payable and accrued liabilities will vary in U.S. dollar terms due to changes in exchange rates.

PolyMet Mining Corp. Management Discussion and Analysis For the Years Ended December 31, 2020 and 2019 Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

As the majority of the Company's expenditures are in U.S. dollars, the Company has kept a significant portion of its cash in U.S. dollars.  The Company has not hedged its exposure to currency fluctuations as the exposure to currency risk is currently insignificant.

Interest Rate Risk

Interest rate risk arises from interest paid on floating rate debt and interest received on cash and liquid short-term deposits.  The Company has not hedged any of its interest rate risk.

The Company was exposed to interest rate risk through the following assets and liabilities:

	December 31, 2020	December 31, 2019
Cash and restricted deposits	$16,530	$18,850
Promissory note	$16,629	$15,501

Based on the above net exposures, as at December 31, 2020, a 1% change in interest rates would have impacted the Company's loss by approximately $0.164 million and carrying value of the promissory note by approximately $0.166 million.

Credit Risk

Credit risk arises on cash and restricted deposits held with banks and financial institutions, as well as credit exposure on outstanding amounts receivable.  The maximum exposure to credit risk is equal to the carrying value of the financial assets of $19.562 million.

The Company's cash and restricted deposits are primarily held through large Canadian and United States financial institutions.

Liquidity Risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over available financial assets due at any point in time.  The Company's objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time and is achieved by maintaining sufficient cash and managing debt.  While in the past the Company has been successful in closing financing agreements, there can be no assurance it will be able to do so in the future.  See additional discussion in the "Liquidity and Capital Resources" section above.

Capital Management

The Company's capital management objective is to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral property.  In the management of capital, the Company includes the components of shareholders' equity, convertible debt and non-convertible debt.  The Company manages the capital structure and makes adjustments to it depending on economic conditions and the rate of anticipated expenditures.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.  The Company has no externally imposed capital requirements.

In order to assist in management of its capital requirements, the Company prepares budgets that are updated as necessary depending on various factors.  The budgets are approved by the Board of Directors.

Although the Company expects to have the necessary resources to carry out its plans and operations through December 31, 2021, it does not currently have sufficient capital to complete the development of NorthMet and generate future profitable operations and is in discussions to arrange sufficient capital to meet these requirements.  The Company's objective is to identify the source or sources from which it will obtain the capital required to complete the Project and manage liquidity risk.  Further, Glencore has committed to provide financial support to enable the Company to continue its business operations for the next twelve months from the date of the consolidated financial statements.  See additional discussion in the "Liquidity and Capital Resources" section above.

PolyMet Mining Corp. Management Discussion and Analysis For the Years Ended December 31, 2020 and 2019 Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Related Party Transactions

The Company conducted transactions with senior management, directors and persons or companies related to these individuals, and paid or accrued amounts as follows:

	Year ended December 31,
	2020 (1)	2019 (2)
Salaries and other short-term benefits	$2,351	$2,247
Other long-term benefits	59	47
Share-based payment (3)	1,781	1,917
Total	$4,191	$4,211

(1) 2020 includes Directors (Nathan Bullock, Jonathan Cherry, David Dreisinger, David Fermo, W. Ian L. Forrest, Peter Freyberg, Helen Harper, Alan Hodnik, Roberto Huby, Hilmar Rode, Stephen Rowland and Michael Sill) and senior management (Jonathan Cherry, Patrick Keenan, Bradley Moore and Richard Lock).

(2) 2019 includes Directors (Dennis Bartlett, Jonathan Cherry, Mike Ciricillo, David Dreisinger, W. Ian L. Forrest, Peter Freyberg, Helen Harper, Alan Hodnik, Stephen Rowland and Michael Sill) and senior management (Jonathan Cherry, Patrick Keenan and Bradley Moore).

(3) Share-based payment represents the amount capitalized or expensed during the period.

Agreements with senior management contain severance provisions in certain circumstances, including, for example, for termination without cause, in the event of a change in control, or in the event of the employee having good reason.  Other than Jonathan Cherry, no PolyMet director has an agreement providing for benefits upon termination.

As a result of Glencore's 71.5% ownership and majority shareholder relationship, Glencore is also a related party.  In addition to the transactions described in the "Financing Activities" section above, the Company is party to a Technical Services Agreement with Glencore whereby the Company reimburses Glencore for NorthMet technical support costs requested under an agreed scope of work, primarily in detailed project design and mineral processing.  During 2020, the Company recorded $0.309 million (2019 - $0.474 million) for services under this agreement.

Off Balance-Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Proposed Transactions

There are no proposed asset or business acquisition/disposal transactions that will materially affect the performance of the Company.

PolyMet Mining Corp. Management Discussion and Analysis For the Years Ended December 31, 2020 and 2019 Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates.  This requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

Critical accounting estimates used in the preparation of the consolidated financial statements are as follows:

Determination of Mineral Reserves

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company's property.  In order to estimate reserves, estimates are required about a range of geological, technical and economic factors, including quantities, production techniques, production costs, capital costs, transport costs, metal prices and exchange rates.  Estimating the quantity of reserves requires the size, shape and depth of deposits to be determined by analyzing geological data. This process may require complex and difficult geological judgments to interpret the data.  In addition, management will form a view of forecast prices for its products, based on current and long-term historical average price trends.  Changes in the proven and probable reserve estimates may impact the carrying value of property, plant and equipment, rehabilitation provisions, deferred tax amounts and depreciation, depletion and amortization.

Provision for Environmental Rehabilitation Costs

Provisions for environmental rehabilitation costs associated with mineral property, plant and equipment, are recognized when there is a present legal or constructive obligation that can be estimated reliably, and it is probable an outflow of economic benefits will be required to settle the obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax risk-free rate reflecting current market assessments of the time value of money.  The provision for environmental rehabilitation obligations represents management's best estimate of the present value of the future cash outflows required to settle the liability.

The estimates of environmental rehabilitation liabilities could be affected by changes in regulations, changes in the extent of environmental rehabilitation required, changes in the means of rehabilitation, changes in the extent of responsibility for the financial liability, changes in operating plans, or changes in cost estimates.  Operations may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs.  The likelihood of new regulations and overall effect upon the Company may vary greatly and are not predictable.

Critical Accounting Judgments

The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting judgments.  This requires management to make judgments that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

Critical accounting judgments used in the preparation of the consolidated financial statements are as follows:

Impairment of non-financial assets

The carrying amounts of non-financial assets, including mineral property, plant and equipment, and intangibles are reviewed at each reporting date, or when events or circumstances indicate the asset may not be recoverable, to determine whether there is any indication of impairment.  If any such indication exists, the asset's recoverable amount is estimated at the greater of its value in use and its fair value less costs of disposal ("FVLCD").  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount.  An impairment loss previously recorded is reversed if there has been a change in the estimates used to determine the recoverable amount resulting in an increase in the estimated service potential of an asset.

PolyMet Mining Corp. Management Discussion and Analysis For the Years Ended December 31, 2020 and 2019 Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

The Company considers both external and internal sources of information in assessing whether there are any indications of impairment. External sources of information include changes in the market, economic, and legal environment in which the Company operates that are not within its control and affect the recoverable amount. Internal sources of information include indications of economic performance of the asset.

Going concern assumptions

The Company must assess its ability to continue as a going concern and prepare financial statements on a going concern basis unless it either intends to liquidate or cease trading or has no realistic alternative but to do so.  In assessing whether the going concern assumption is appropriate, the Company takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period.

Other MD&A Requirements

Outstanding Share Data

Authorized Capital:  Unlimited common shares without par value.

The following table summarizes the outstanding share information as at March 12, 2021:

Type of Security	Number Outstanding	Weighted Average Exercise Price
Issued and outstanding common shares (1)	100,877,320	$ -
Restricted share units	1,014,406	$ -
Share options	1,935,300	$ 7.19
Share purchase warrants	3,137,918	$ 8.04

(1) Includes 9,550 of restricted shares which vest upon production.

As at December 31, 2020, the Company had obligations to issue up to 364,000 shares under the Company's bonus share incentive plan upon achievement of Milestone 4 representing commencement of commercial production at NorthMet.  At the Company's Annual General Meeting of shareholders held in June 2008, the disinterested shareholders approved issuance of these shares upon achievement of Milestone 4.  Regulatory approval is also required prior to issuance of these shares.

Risks and Uncertainties

An investment in the Company's common shares is highly speculative and subject to a number of risks and uncertainties.  Only those persons who can bear the risk of the entire loss of their investment should participate.  An investor should carefully consider the risks described in PolyMet's Annual Information Form for the year ended December 31, 2020 and other information filed with both the Canadian and United States securities regulators before investing in the Company's common shares.  The risks described in PolyMet's Annual Information Form are not the only ones faced.  Additional risks that the Company currently believes are immaterial may become important factors that affect the Company's business.  If any of the risks described in PolyMet's Annual Information Form for the year ended December 31, 2020 occur, the Company's business, operating results and financial condition could be seriously harmed and investors could lose all of their investment.

PolyMet Mining Corp. Management Discussion and Analysis For the Years Ended December 31, 2020 and 2019 Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Management's Responsibility for Consolidated Financial Statements

The information provided in this report and the accompanying Consolidated Financial Statements are the responsibility of management.  The Consolidated Financial Statements have been prepared by management in accordance with IFRS as issued by the IASB and include certain estimates that reflect management's best judgments.

The Board of Directors has approved the information contained in the Consolidated Financial Statements.  The Board of Directors fulfills its responsibilities regarding the Consolidated Financial Statements mainly through its Audit Committee, which has a written mandate that complies with current requirements of Canadian securities legislation, United States securities legislation, and the United States Sarbanes-Oxley Act of 2002.  The Audit Committee meets at least on a quarterly basis.

Evaluation of Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13(a)-15(e) and 15(d)-15(e) under the US Exchange Act and the rules of the Canadian Securities Administrators as at December 31, 2020 (the "Evaluation Date").  Based on such evaluation, such officers concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective.  Such disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in reports that it files or submits to the US Securities and Exchange Commission and the Canadian Securities Administrators is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, and includes controls and procedures designed to ensure information relating to the Company required to be included in reports filed or submitted under Canadian and United States securities legislation is accumulated and communicated to the Company's management to allow timely decision regarding disclosure.

There have been no changes in the Company's disclosure controls and procedures during the year ended December 31, 2020 that have materially affected, or are reasonably likely to material affect, its disclosure controls and procedures.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements for external reporting purposes in accordance with IFRS as issued by the IASB.

Internal control over financial reporting, no matter how well designed, has inherent limitations.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company's internal control over financial reporting as at December 31, 2020.  In making its assessment, management has used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to evaluate the Company's internal control over financial reporting.  Based on this assessment, management has concluded that the Company's internal control over financial reporting was effective as at that date.

PolyMet Mining Corp. Management Discussion and Analysis For the Years Ended December 31, 2020 and 2019 Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

The effectiveness of the Company's internal control over financial reporting as at December 31, 2020 has been audited by Deloitte & Touche LLP, the Company's independent registered public accounting firm, as stated in their report, which is included with the Company's annual consolidated financial statements.

Additional Information

Additional information related to the Company is available on SEDAR and EDGAR, respectively, at www.sedar.com and at www.sec.gov, and on the Company's website www.polymetmining.com.